June 21, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Attention: Robert Telewicz, Staff Accountant

RE:      American Church Mortgage Company
         Form 10-KSB for the year ended December 31, 2004
         File No. 33-87570

Mr. Telewicz:

     We are in receipt of the Commission's followup letter dated June 13, 2005 which requests additional information regarding the methodology used by American Church Mortgage Company ("ACMC") to calculate the fair market value of its bond portfolio. We have prepared the following response to the Commission's follow up question below.

Bond Portfolio, Page F-8

     We believe that the 10 year Treasury Bond yield is a benchmark by which to value our bond portfolio since there is no active secondary market for church bonds. We have determined that if our average rate of return on our bond portfolio is 300 basis points over the 10 year Treasury Bond yield, that the fair market value our bond portfolio approximates cost.



     Period              10 Year                Bond                Spread           Bond Portfolio          Bond Portfolio
     Ending           Treasury Bond          Portfolio          (Basis Points)             Cost                   Value
                          Yield                 Yield
12/31/2002                4.61%                8.89%                 428               $ 4,356,637             $ 4,356,637
12/31/2003                4.01%                7.93%                 392               $ 5,485,286             $ 5,485,286
12/31/2004                4.27%                7.53%                 326               $ 8,498,001             $ 8,498,001

     If the Commission has any questions or needs any additional information, please contact Scott J. Marquis, Vice-President at (952) 252-0909 or the undersigned at (952) 952-0911.

                                        Sincerely,


                                        /s/ Philip J. Myers
                                            Philip J. Myers
                                            President
                                            American Church Mortgage Company